212-848-4307
646-848-4307 (Fax)

WRITER’S EMAIL ADDRESS:
esther.chiang@shearman.com

June 24, 2013

Via EDGAR Correspondence Filing

Ms. Kimberly Browning
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549

Re: SkyBridge Multi-Adviser Hedge Fund Portfolios LLC (the “Company”)
(File Nos. 333-189054 and 811-21190)

Dear Ms. Browning:

Pursuant to the procedures set forth in Release 33-6510, we respectfully request on behalf of the Company that the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provide selective review of the Company’s Registration Statement filed on June 3, 2013 on Form N-2 under the Securities Act of 1933 (the “Registration Statement”).

The Company’s currently effective Prospectus (the “Current Prospectus”) was initially filed on June 13, 2012 as post-effective amendment No. 2 (listed as an EDGAR POS 8C filing) and on July 24, 2012 (listed as an EDGAR 497 filing), and was declared effective by the Staff on July 30, 2012.  The Company is in the same fund complex with SkyBridge G II Fund, LLC (the “G II Fund”) and employs investment objectives, policies and techniques that are similar to the G II Fund.  The Staff has recently reviewed the G II Fund’s Prospectus (the “G II Fund Prospectus”) filed initially on January 39, 2013 as post-effective amendment No. 2 (listed as an EDGAR POS 8C filing), and on February 27, 2013 and March 5, 2013 (each listed as an EDGAR 497 filing), which was declared effective on March 5, 2013.

In our view, there is no material difference between the disclosure in the Registration Statement and the disclosure in the Current Prospectus, except that we have updated the disclosure in the Registration Statement to (1) update the Company’s financial information in accordance with the annual audited financial statements for the fiscal year ended on March 31, 2013; (2) indicate that Troy Gayeski, who has been a key member of the Company’s investment management team, was recently elevated to the position of co-portfolio manager; (3) disclose the methodology used by the Company to assist shareholders with cost-basis reporting; (4) alert the investors that the Company’s large scale may impose certain limitations on its operations; (5) reorder certain underlying fund strategy descriptions and related risk factors; (6) add examples of the Company’s “theme-based” investment approach; (7) add a risk factor relating to concentration in the Company’s investor group; (8) clarify the types of expenses borne by the Company; and (9) clarify the accredited criteria applicable to Fund investors.  Changes described in items (1) to (4) have not been reviewed previously.  The remaining changes (described in items (5) to (9)) were made to better conform to, or “echo”, the relevant disclosure in the G II Fund Prospectus that is applicable to both the Company and the G II Fund.  Those changes were reviewed by the Staff in connection with the G II Fund Prospectus.

The Registration Statement otherwise reflects comments previously provided by the Staff in each year’s review of the Company’s annual post-effective amendment.  For your reference, enclosed please find a copy of a blackline illustrating the changes made as between the Registration Statement and the Current Prospectus.

The Company acknowledges that should the Commission or the Staff, acting pursuant to delegated authority, confirm that all of their comments to the Registration Statement have been adequately addressed, it does not foreclose the Commission from taking any action with respect to the Registration Statement.  In addition, the Company acknowledges that the action of the Commission or the Staff, acting pursuant to delegated authority, in confirming that all comments to the Registration Statement have been adequately addressed, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures in the Prospectus.  The Company further acknowledges that it may not assert such comment process as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions, please do not hesitate to contact me at (212) 848-4307 or my colleague Nathan Greene at (212) 848-4668.

Very truly yours,

   /s/ Esther T. Chiang

   Esther T. Chiang

cc:	A. Marie Noble (Chief Compliance Office of the Company and General Counsel of the Adviser)
Christopher Hutt (Vice President of the Company and the Adviser)
Nathan Greene (S&S)
Paul Schreiber (S&S)